Via Facsimile and U.S. Mail
Mail Stop 4720

July 21, 2009

René Lerer, M.D.
Chief Executive Officer
Magellan Health Services,
55 Nod Road
Avon, CT 06001

Re: **Magellan Health Services, Inc.**
        Form 10-K for the Year Ended December 31, 2008
        Filed February 27, 2009
        File No. 001-6639

Dear Mr. Lerer:

We have reviewed your filing and have the following comments.

Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business
Overview, page 3

1. We note that on August 31, 2007 your company executed a contract known as the "Maricopa Contract," which required Magellan to assume the operations of

twenty-four behavioral health direct care facilities for a transitional period and to divest yourself of these facilities over a two year period. We note that under this contract Magellan is obligated to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Health Authority. We further note that this contract exceeds, in the aggregate, ten percent of your company's net revenue for the fiscal period and is referenced in your Form 10-K as relating to significant Risk Factors and company performance. Please revise your Business section to include a description of the material terms of the contract and its exact impact on your business. Please also file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed analysis supporting your determination that you are not required to file it.

2. We further note that your Company refers to specific customers that are significant to certain segments of your business. While some of these customers are identified, Magellan does not disclose the names of seven other customers that each generated greater than ten percent of net revenues for the respective business segments. While we note that this information is also referenced in Note 2 to the Financial Statements and described in greater detail under Risk Factors, neither section identifies the names of these customers. Please identify these customers. Additionally file each agreement which accounts for 10% or more of your revenues and describe the material terms in your filing. If you believe you are not substantially dependent on each of these agreements, please provide us with an analysis supporting your determination.

Part IV
Item 15. Exhibits, Financial Statement Schedules, page 73

3. Please note that paragraph 4(b) in your certifications filed as Exhibits 31.1 and 31.2 omit the word "internal." The first sentence should begin "Designed such internal control…" Please confirm that your future certifications will include the exact language required by Item 601(b)(31) of Regulation S-K.

DEF 14A

Executive Compensation
Compensation Discussion and Analysis, pages 24-25

4. We note from your statement on page 25 that you assessed comparable companies as part of the compensation decisions taken in 2008. Additionally, you identify AmeriGroup Corporation, Centene Corporation and Coventry Health Care, Inc. and you state that the committee also considers market survey data. Please identify the market surveys used by the committee in making compensation decisions. Also, confirm that these three companies, together with the surveys, constitute the data you are referring to when you state that the committee used

market-based compensation data, market assessments, comparable market data, or similar language.

5. We note your references to corporate and individual goals and targets. Please provide draft disclosure for your next proxy statement describing these goals and targets. To the extent that the goals and targets are quantified, your disclosure should also be quantified. If salary increases, cash bonuses and equity awards were determined using different goals and targets, your disclosure should be clear which goals and targets were used for each purpose. Additionally, confirm that your next proxy statement will discuss the extent to which the goals and targets were achieved and how the extent of achievement was used to determine increases in salary, cash bonuses and equity awards.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with questions on any of the comments.

Sincerely,

Jeffrey P. Riedler
Assistant Director